Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE three and NINE-month MONTH PERIOD

ENDED SEPTEMBER 30, 2025

TABLE OF CONTENTS

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

1.	MANAGEMENT DISCUSSION & ANALYSIS	2
2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	3
4.	OVERVIEW OF 3Q25	4
5.	FINANCIAL RESULTS	10
5.1	Basis of financial discussion	10
5.2	Selected interim information	10
5.3	Other financial information	11
5.4	Selected financial information	13
5.5	Summary of quarterly results	14
5.6	Liquidity and capital resources	14
5.7	Cash flow summary	15
6	TRANSACTIONS BETWEEN RELATED PARTIES	16
7	DISCLOSURE OF OUTSTANDING SHARE DATA	17
8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	18
9	CHANGES IN ACCOUNTING POLICY	18
10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	18
11	ADDITIONAL INFORMATION	18

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flow for Bragg Gaming Group Inc. and its subsidiaries (“Bragg” or the “Company”), on a consolidated basis, for the three and nine months period ended September 30, 2025 (“3Q25”). This document should be read in conjunction with the interim unaudited condensed consolidated financial statements for the three and nine months period ended September 30, 2025 (the “Interim Financial Statements”).

For reporting purposes, the Company prepared the Interim Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interim Financial Statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interim Financial Statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

This MD&A and, in particular the information in respect of Bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to November 13, 2025, the date the board of directors of the Company (the “Board”) approved this MD&A.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations and projections as of November 13, 2025, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.	LIMITATIONS OF SELECTED FINANCIAL INFORMATION AND OTHER DATA

The Company’s selected financial information are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financial information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	3

4.	OVERVIEW OF 3Q25

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the U.S. and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Financial performance in the third quarter of 2025

The Company is pleased to report on its financial performance during the three months ended September 30, 2025. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

The Company has only one operating segment: B2B online gaming, and as of September 30, 2025 it derived 84.3% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the three months ended September 30, 2025, the majority of the Company’s operating revenue is geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	4

Revenue

The Company’s revenue1 for the three-month period ended September 30, 2025 increased from the same period in the previous year by 2.4% to EUR 26.8m (3Q24: EUR 26.2m) despite a 22% decline in revenue from the Netherlands due to regulatory changes and an increase in gaming taxes from 30.5% to 34.2%.

Factoring out the Netherlands, the business grew by 20%2 mainly derived from the games and content products. Total games and content products revenue amounted to EUR 22.6m (3Q24: EUR 20.5m) and accounted for 84.3% (3Q24: 78.2%) of total revenues. This performance reflects sustained demand for the Company’s unique games and content and technology proposition continues to grow. Growth in this revenue stream, particularly in the U.S. market, has been supported by continued investment and innovation in its technology, games development and product offering.

Gross Profit

Gross profit increased compared to the same period in the previous year by 4.6% to EUR 14.7m (3Q24: EUR 14.0m) with gross margin increasing by 115 bps to 54.7% (3Q24: 53.5%). The gross profit margin increase is primarily the result of a rise in RGS Proprietary content, which accounted for 15.7% of total revenue in 3Q25 (up from 10.4% in 3Q24), driven largely by strong growth in the U.S. distribution market.

Expenses

Selling, general and administrative expenses marginally increased from the same period in the previous year by 6.9% to EUR 15.9m (3Q24: EUR 14.8m) amounting to 59.1% of total revenue (3Q24: 56.7%).

Main changes in the quarter were driven by the following:

(a)	Salaries and subcontractors increased by EUR 1.6m to EUR 6.8m (3Q24: EUR 5.2m) mainly due to increased headcount across the group and general salary increases.

(b)	Share based compensation costs amounted to EUR nil (3Q24: EUR 0.1m). The decrease reflects a reduction in the fair of share appreciation rights (“SARs”) awarded to the executive management on 29 December 2024, primarily driven by lower share price at the end of the period.

Total employee costs (including share-based compensation charge) increased by EUR 1.5m to EUR 6.8m (3Q24: EUR 5.3m).

(c)	Information technology hosting increased by EUR 0.1m to EUR 1.5m (3Q24: EUR 1.4m) as a result of hosting and security enhancements.

(d)	Professional fees decreased by EUR 0.4m to EUR 1.2m (3Q24: EUR 1.6m) mainly comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs. The higher expenses in the prior period reflected non-recurring expenses related to the Board’s strategic review.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

2 20% YoY revenue growth excluding revenue derived from Bragg's customers licensed and operating in the Netherlands jurisdiction.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	5

(e)	Corporate costs increased to EUR 0.3m (3Q24: EUR 0.1m) which relate to increased listing costs as well as costs of investor and public relations activities as part of the Company’s general corporate strategy.

(f)	Sales and marketing decreased by EUR 0.5m to EUR 0.2m (3Q24: EUR 0.7m) primarily due to timing of expenditure and lower costs associated with marketing initiatives.

(g)	Transaction and acquisition costs amounted to EUR 0.4m (3Q24: EUR 0.1m) which relate to legal and advisory fees in respect of the revolving credit facility.

(h)	Other operational costs decreased to EUR 0.4m (3Q24: EUR 0.6m) primarily due to office set-up costs incurred in the prior period.

Profitability

Total operating loss for the three-month period amounted to EUR 1.2m (3Q24: operating loss of EUR 0.4m), an increase of EUR 0.8m as a result of the increase in selling, general and administrative expenses of EUR 1.1m, a gain/(loss) on remeasurement of deferred consideration of EUR nil (3Q24: a gain of EUR 0.3m) and a gain/(loss) on settlement of convertible debt of EUR nil (3Q24: a gain of EUR 0.1m), which are partially offset by the increase in gross profit of EUR 0.7m.

The Company’s Adjusted EBITDA increased from the same period in the previous year by 8.9% to EUR 4.4m (3Q24: EUR 4.1m) with Adjusted EBITDA Margin increasing by 98 bps to 16.6% (3Q24: 15.6%). The increase primarily relates to improved gross profit margin as noted above, while the net operating expenses remained relatively flat. Definition of aforementioned financial metrics and a reconciliation between the current and prior year’s reported figures to Adjusted EBITDA are provided in Section 5.3.

Profitability is expected to further improve following a strategic realignment, with a focus on integration and optimization. Key areas were identified and addressed to streamline the cost structure and capture synergies from previous acquisitions. These efforts will unlock improved margins and drive efficiency, focus, and long-term scalability.

Cash Flow

Cash flows generated from operating activities for the three months ended September 30, 2025, amounted to an inflow of EUR 2.4m (3Q24: EUR 6.3m inflow) with the underlying performance reaching EUR 4.1m (3Q24: EUR 3.6m) coupled with negative movement in working capital of EUR 1.7m (3Q24: positive EUR 2.7m).

Cash flows used in investing activities amounted to an outflow of EUR 3.5m (3Q24: EUR 3.0m), mainly reflecting EUR 3.1m (3Q24: EUR 2.8m) of increased investment in software development costs and EUR 0.3m (3Q24: EUR nil) for investment in associates.

Cash flows used in financing activities amounted to an inflow of EUR 0.1m (3Q24: EUR 1.6m inflow) mainly from the proceeds from revolving credit facility of EUR 2.7m (3Q24: EUR 0.2m), repayment of promissory note of EUR 1.7m (3Q24: EUR nil), interest and financing fees of EUR 0.6m (3Q24: EUR 0.3m), repayment of lease liability of EUR 0.3m (3Q24: EUR 0.2m) and repayment of convertible debt of EUR nil (3Q24: 0.9m).

Financial performance in the nine months ended September 30, 2025

Revenues

The Company’s revenue for the nine months ended September 30, 2025 increased from the same period in the previous year by 4.7% to EUR 78.4m (nine months ended September 30, 2024: EUR 74.8m). The Company’s positive year-over-year revenue growth was derived mainly from the onboarding of new customers in various jurisdictions, development work with our partners and a strong revenue performance from its proprietary casino games studio and existing U.S. customer base.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	6

Gross Profit

Gross profit for the nine months ended September 30, 2025 increased from the same period in the previous year by 11.5% to EUR 42.7m (nine months ended September 30, 2024: EUR 38.3m) with gross margins also increasing by 329 bps to 54.4% (nine months ended September 30, 2024: 51.2%). The gross profit and gross profit margin increases are mainly as a result of the shift in the product mix towards proprietary products.

Expenses

Selling, general and administrative expenses amounted to EUR 47.7m, an increase of EUR 6.8m from the same period in the previous year (nine months ended September 30, 2024: EUR 40.9m). Expenses were mainly driven by an increase of EUR 3.6m in salaries and subcontractors due to higher headcount, a change in the mix of operating geographies and general pay raises; EUR 0.9m in share-based compensation due to introduction of SARs; and EUR 2.7m in depreciation and amortization due to continuous investment in software development costs.

Profitability

Adjusted EBITDA amounted to EUR 12.0m (nine months ended September 30, 2024: EUR 11.1m), with margins increasing by 45 bps to 15.3% (nine months ended September 30, 2024: 14.8%). Operating loss amounted to EUR 5.2m (nine months ended September 30, 2024: loss of EUR 2.9m), an increase in loss of EUR 2.3m as a result of increase in total employee costs and amortization and depreciation as discussed in previous section, partially offset by increase in gross profit as a result of the shift in the product mix towards proprietary products.

Profitability is expected to improve following a strategic realignment, with a focus on integration and optimization. Key areas were identified and addressed to streamline the cost structure and capture synergies from previous acquisitions. These efforts will unlock improved margins and drive efficiency, focus, and long-term scalability.

Cash Flow

Cash flows generated from operating activities for the nine-month period ended September 30, 2025 amounted to EUR 9.5m (nine months ended September 30, 2024: EUR 8.4m) with the underlying performance remaining at EUR 11.3m (nine months ended September 30, 2024: EUR 10.3m) coupled with a net negative movement in working capital and income taxes paid of EUR 1.8m (nine months ended September 30, 2024: net negative EUR 1.9m).

Cash flows used in investing activities amounted to EUR 10.7m (nine months ended September 30, 2024: EUR 8.9m), an increase of EUR 1.8m primarily driven by increased investment in software development costs and investment in associates.

Cash flows generated from financing activities amounted to an outflow of EUR 5.1m (nine months ended September 30, 2024: EUR 4.1m inflow) mainly from proceeds from revolving credit facility of EUR 2.7 (nine months ended September 30, 2024: promissory note of EUR 6.3m), repayment of promissory note of EUR 6.1m (nine months ended September 30, 2024: EUR nil), repayment of convertible debt of EUR nil (nine months ended September 30, 2024: 1.4m), repayment of lease liability of EUR 0.9m (nine months ended September 30, 2024: EUR 0.5m) and interest and financing charges of EUR 0.8m (nine months ended September 30, 2024: EUR 0.7m).

Financial Position

Cash and cash equivalents as of September 30, 2025, amounted to EUR 3.0m (December 31, 2024: EUR 10.5m), a decrease of EUR 7.4m as a result of EUR 9.5m cash generated from operating activities offset by EUR 10.7m used in investing activities, EUR 5.1m used in financing activities and EUR 1.1m of foreign exchange gain.

Trade and other receivables as of September 30, 2025, totalled EUR 25.5m (December 31, 2024: EUR 20.1m), with increase driven by timing of billing and cash collection.

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Trade payables and other liabilities as of September 30, 2025, increased by EUR 6.4m to EUR 26.3m (December 31, 2024: EUR 19.9m), primarily driven by timing of payments.

Others

•	Financing: During the nine months ended September 30, 2025, the Company fully repaid the USD 7.0m secured promissory note. On September 12, 2025, the Company entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities in a maximum aggregate amount of up to USD 6.0m. During the three months ended September 30, 2025, the Company drew a total of CAD 4.5m in Term CORRA loans.

•	Share Capital: As of September 30, 2025, the number of issued and outstanding shares was 25,449,478 (December 31, 2024: 25,042,982), the number of outstanding awards from equity incentive plans was 1,829,174 (December 31, 2024: 1,909,012), and the number of warrants issued upon convertible debt was 979,048 (December 31, 2024: 979,048).

•	Employees: As of September 30, 2025, the Company has 537 employees, contractors, and sub-contractors (September 30, 2024: 477) across Europe, North America, and India.

Strategic Progress

Bragg continuously delivers on its focused, global strategy of becoming a leader in iGaming by providing best-in-class games and technology solutions which consistently meet and exceed industry standards.

Functioning as go-to Nasdaq and TSX-listed regulated iGaming supplier to an ever-increasing portfolio of iGaming customers, Bragg can draw on a suite of online casino content and technology solutions which are available in more than 30 regulated iGaming jurisdictions globally.

The Company creates and delivers online casino content, including leading-edge proprietary content and top-tier online casino games from third-party studios. Bragg also serves as the enablement partner for online casino, sports betting and lottery operators looking to launch, run, scale and optimize their websites and apps for maximum success.

With a strong focus on the end user experience, Bragg leverages advanced analytics and powerful AI with the aim of enhancing player engagement, the maximization of revenue potential and the driving of smarter, more efficient iGaming operations.

The Company’s strategic focus areas to achieve its vision are:

●	Shifting Revenue Concentration: The Company aims to increase the percentage of revenue derived from the development and delivery of proprietary online casino content in order to provide a more margin-accretive mix and to improve profitability, resulting in a reduced reliance on revenue from aggregated, non-exclusive online casino content by year end. During the third quarter of 2025, Bragg reported a 35% increase in revenue from its proprietary casino content in comparison to the third quarter of 2024.

●	Growth in Key Markets: Content-focused products, including proprietary, exclusive and aggregated content are projected to drive significant revenue growth in North America and Brazil, which are both expected to contribute around 10% of revenue by year-end.

●	Brazil’s Growth: Bragg has seen consistent revenue growth in the Brazilian regulated iGaming market, having commenced operations on the day of the market opening on January 1, 2025. During the third quarter of 2025, the Company saw 80% proforma revenue growth in the market, when compared to the same period in the previous year when the Company was a supplier to certain operators in the pre-regulated market. Bragg continues to assert its belief that its proprietary and exclusive content and aggregation business can capture a significant share of the USD 3.2 billion Brazilian market which is expected to rise to USD 5.1 billion by 2030, according to H2 Gambling Capital. In the third quarter of 2025 Bragg launched its proprietary and exclusive content with BetMGM, Aposta Ganha and Winpot in the Brazilian market.

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●	U.S. Market Penetration: Bragg believes that it is strategically positioned for significant growth in the U.S. market through the leveraging of its proprietary and exclusive content portfolio. By integrating with top-tier operators including FanDuel, DraftKings, Rush Street, Caesars and BetMGM and securing licenses in all key iGaming states, the Company’s content is accessible to over 90% of the U.S. iGaming market, valued at over USD 10 billion, according to H2 Gambling Capital. The Company further expects more states to introduce regulatory frameworks for online casino operations in the coming years, with the total addressable market at maturity projected at over USD 75 billion. The Company is well positioned to scale with the market. With technical integrations and commercial agreements already in place with the leading U.S. facing online casino operators, the projected costs and barriers for the Company to roll out in newly regulated U.S. jurisdictions are low, or negligible.

In the third quarter of 2025, Bragg launched its newest online casino content and RGS technology with Fanatics Casino across the key iGaming states of New Jersey, Michigan and Pennsylvania, later concluding a similar launch with Hollywood Casino across these three markets. In the Canadian market, Bragg also successfully launched its proprietary and exclusive content with the Score Casino and Betty Casino in Ontario. Post quarter end, as part of this goal of scaling Bragg’s operations in the U.S. market, the Company expanded into West Virginia, initially via a proprietary and exclusive content partnership with its valued partner Caesars Entertainment. Bragg also unveiled the first of its bespoke online casino titles developed for Hard Rock Bet under the terms of the partnership agreement concluded in the second quarter of 2025.

●	Stronger Penetration in Major European Markets: The Company is focused on expanding its content distribution in key Western European markets such as Italy, the U.K, Spain, and Sweden through the leverage of existing integrations with top operations and implementation of targeted sales strategies which includes new, localized online casino content offerings. During the third quarter, the Company launched proprietary and exclusive content with bet365 in the Netherlands, Sweden and Spain as well as launching content with Betsson Group in Spain.

●	Expand Exclusive Partnerships: The Company plans to continue to increase its roster of partner studios to enhance the release cadence of titles in North America, LatAm and in Europe.

●	Leverage PAM Business to Develop Long-term Partnerships: With regulatory headwinds and increased taxation in the Netherlands market, Bragg’s largest PAM market, the Company expects PAM revenue as a proportion of total revenue to decline in the full year of 2025 compared to the previous year. However, the Company remains a leading provider of PAM in the Netherlands, cultivating long-term relationships with operators already using the Bragg PAM to cross sell and upsell the Company’s other products, including the Bragg HUB product delivery system, casino content aggregation, Fuze™ player engagement and high-margin proprietary casino content. In the U.S., Bragg concluded a partnership with SCCG Management, ostensibly to further the reach of Bragg’s PAM through SCCG’s distribution channels, which constitute more than 130 partners.

●	Enhanced Technology Profile: Bragg continuously innovates through the addition and upscaling of technologies including FUZE™ a player engagement toolset which provides bonuses, free rounds, tournaments, jackpots, an AI-powered game recommendation engine, as well as other engagement and promotional tools which easily integrate across all iGaming, sports betting and iLottery products. Advanced features such as these serve to enhance the player experience, contributing to the growth of Bragg’s product portfolio revenue. During the third quarter, Bragg signed a strategic partnership with BurraPay, an innovative new cryptocurrency payment solutions provider. This collaboration marks a significant step in bringing secure, regulated cryptocurrency payment options to the Company’s operator partners and their players across the rapidly expanding U.S. and international iGaming markets.

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●	Data and AI Enhancements: Through the leveraging of extensive gaming data, Bragg creates actionable insights, employs AI-driven optimizations which drive game changing player experiences and enhance operator profitability, accelerating profitable growth in proprietary and exclusive content verticals. The Company is currently actively exploring opportunities to leverage AI with the aim of reducing costs and enhancing product margins, a goal which is being supported by the creation, and further integration of a 360° AI strategy encompassing all parts of the business.

●	Personnel Changes: In the third quarter of 2025, the Company appointed Matej Filipančič to the role of Global Sales Director. A previous Bragg employee, Filipančič was instrumental in adapting Bragg's PAM platform for new regulated markets, including the Netherlands which has since become the company’s biggest market, and was a key figure in developing the Company’s market performance and strategy in his previous role as Head of Turnkey Solutions. Returning to Bragg in this newly created role, Filipančič will spearhead Bragg’s global sales strategy, working to drive further growth and expansion of the company’s aggregation platform, proprietary content, robust PAM system, and cutting-edge Fuze™ AI-powered engagement solutions.

●	Cybersecurity Incident: On August 16, 2025, a cybersecurity incidence was initially detected. Immediately following detection, the Company took appropriate steps to mitigate any potential impact of the breach. With the assistance of independent cybersecurity experts, the Company has followed industry best practices and considers that the incident has been resolved.

There continues to be no indication that any personal information was affected and the breach has had no impact on the ability of the Company to continue its operations. The Company has also provided assurances to its customers regarding the security of its game titles. The Company has experienced no negative impact on its revenue or profitability and does not expect that the cost of responding to the incident will have a material financial impact on the Company. The Company has already applied knowledge gathered from the investigation of the event to enhance its cyber security defenses.

Outlook

The Company continues to anticipate full year 2025 revenue between EUR 106.0m and EUR 108.5m and Adjusted EBITDA of EUR 16.5m to EUR 18.5m.

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling, and Brazilian real due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2	SELECTED INTERIM INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

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	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
EUR 000	2025	2024	2025	2024
Revenue	26,804	26,169	78,388	74,841
Net Loss	(2,305)	(165)	(6,774)	(4,469)
EBITDA	4,027	3,924	9,688	9,312
Adjusted EBITDA	4,445	4,083	11,988	11,109

Basic Loss Per Share	(0.09)	(0.01)	(0.27)	(0.19)
Diluted Loss Per Share	(0.09)	(0.01)	(0.27)	(0.19)

	As at	As at
	September 30,	December 31,
	2025	2024
Total assets	100,497	106,595
Total non-current liabilities	4,494	3,982

Dividends paid	nil	nil

As at September 30, 2025, non-current financial liabilities primarily consists of EUR 3.1m in lease obligations on right of use assets in relation to office leases (December 31, 2024: EUR 2.8m).

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently across for all reporting periods presented.

5.3	OTHER FINANCIAL INFORMATION

To supplement its Interim Financial Statements, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures “EBITDA” and “Adjusted EBITDA” (each defined below) in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	11

The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back or deducting gain (loss) on re-measurement of derivative liability; (vi) adding back or deducting gain (loss) on settlement of convertible debt; and (vii) adding back certain exceptional costs. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2025	2024	2025	2024
Net Loss	(2,305)	(165)	(6,774)	(4,469)
Income taxes expense (recovery)	886	(1,089)	967	(790)
Loss Before Income Taxes	(1,419)	(1,254)	(5,807)	(5,259)
Net interest expense and other financing charges	217	848	577	2,370
Depreciation and amortization	5,229	4,330	14,918	12,201
EBITDA	4,027	3,924	9,688	9,312
Depreciation of right-of-use assets	(341)	(229)	(770)	(602)
Lease interest expense	(31)	(24)	(83)	(84)
Gain on lease modification	(4)	—	(105)	—
Share based compensation	4	106	1,589	710
Debt origination costs	412	72	412	72
Exceptional costs	378	655	1,100	1,447
(Gain) Loss on remeasurement of derivative liability	—	(46)	—	94
Gain on settlement of convertible debt	—	(104)	—	(169)
(Gain) Loss on remeasurement of deferred consideration	—	(271)	157	329
Adjusted EBITDA	4,445	4,083	11,988	11,109

Exceptional costs during the three and nine months ended September 30, 2025 amount to EUR 0.4m and EUR 1.1m relating to legal and professional costs associated with non-recurring corporate, regulatory and advisory matters, and employee retention incentives. Exceptional costs during the three and nine months ended September 30, 2024 amounts to EUR 0.7m and EUR 1.4m, respectively, relating to legal and professional costs associated with non-recurring strategic process driven cost, corporate and regulatory matters, and expenses related to the Board’s strategic review.

Gain (Loss) on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the convertible debt instrument, whilst gain on settlement of convertible debt arose from cash-in-lieu settlement of the debt. Gain (Loss) on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin, which was fully settled on June 05, 2025, with the issuance of 371,496 shares.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	12

5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
EUR 000	2025	2024	2023	2025	2024	2023
Revenue	26,804	26,169	22,574	78,388	74,841	70,162
Operating Loss	(1,202)	(406)	(2,137)	(5,230)	(2,889)	(346)
EBITDA	4,027	3,924	1,209	9,688	9,312	8,963
Adjusted EBITDA	4,445	4,083	3,814	11,988	11,109	12,450

	As at	As at
	September 30,	December 31,
	2025	2024
Total assets	100,497	106,595
Total liabilities	36,476	33,096

TRADE AND OTHER RECEIVABLES

	As at	As at
	September 30,	December 31,
EUR 000	2025	2024
Trade receivables	24,868	19,558
Sales tax receivables	642	514
Trade and other receivables	25,510	20,072

	As at	As at
	September 30,	December 31,
EUR 000	2025	2024
Less than one month	23,899	18,984
Between two and three months	979	660
Greater than three months	2,707	2,411
	27,585	22,055
Provision for expected credit losses	(2,717)	(2,497)
Trade receivables	24,868	19,558

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	September 30,	December 31,
EUR 000	2025	2024
Trade payables	7,643	3,236
Accrued liabilities	18,165	16,666
Other liabilities	504	44
Trade payables and other liabilities	26,312	19,946

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	13

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2023	2024				2025
EUR 000	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25
Revenue	23,357	23,811	24,861	26,169	27,160	25,505	26,079	26,804
Operating income (loss)	(431)	(1,268)	(1,215)	(406)	(654)	(1,680)	(2,348)	(1,202)
EBITDA	3,327	2,609	2,779	3,924	4,039	3,040	2,621	4,027
Adjusted EBITDA	2,786	3,411	3,615	4,083	4,682	4,084	3,459	4,445
Loss per share - Basic	(0.03)	(0.08)	(0.10)	(0.01)	(0.03)	(0.11)	(0.07)	(0.09)
Loss per share - Diluted	(0.03)	(0.08)	(0.10)	(0.01)	(0.03)	(0.11)	(0.07)	(0.09)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. The Company also uses debt financing facilities, which provide additional capital to be used for operation expenditure and for the achievement of greater financial flexibility.

Promissory note

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7.0m from a member of management. The secured promissory note matured on April 24, 2025, with an extension agreed to September 15, 2025. It bore an interest at an annual rate of 14%, payable quarterly. During the nine months ended September 30, 2025, the Company fully repaid a the USD 7.0m secured promissory note.

Revolving credit facility

On September 12, 2025, the Company entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities in a maximum aggregate amount of up to USD 6.0m. The associated securities, customary legal and financial covenants, and applicable interest rates are disclosed in the notes of the Interim Financial Statements. During the three months ended September 30, 2025, the Company drew a total of CAD 4.5m in Term CORRA loans.

The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	September 30,	December 31,
EUR 000	2025	2024
Cash and cash equivalents	3,024	10,467
Trade and other receivables	25,510	20,072
Prepaid expenses and other assets	4,922	2,624
Current liabilities excluding loans payable and deferred consideration	(29,230)	(21,291)
Net working capital	4,226	11,872
Loans payable	(2,752)	(6,579)
Deferred consideration - current	—	(1,244)
Net current assets	1,474	4,049

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	14

On September 30, 2025, deferred consideration is EUR nil (December 31, 2024: EUR 1.2m), following the settlement of the third anniversary payment related to the acquisition of Spin during the second quarter of 2025.

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as of September 30, 2025 are below:

	2025	2026	2027	2028	2029	Thereafter	Total
Trade payables and other liabilities	26,312	—	—	—	—	—	26,312
Lease obligations on right-of-use assets	1,417	1,436	1,214	364	190	—	4,621
Loans payable	2,753	—	—	—	—	—	2,753
Share appreciation rights liability	1,355	1,664	1,664	309	—	—	4,992
Other non-current liabilities	4	3	19	23	7	431	487
	31,841	3,103	2,897	696	197	431	39,165

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The cash flow may be summarized as follows:

	Nine Months Ended September 30,
EUR 000	2025	2024
Operating activities	9,499	8,421
Investing activities	(10,734)	(8,860)
Financing activities	(5,070)	4,056
Effect of foreign exchange	(1,138)	(844)
Net cash flow	(7,443)	2,773

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	15

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 9.5m (nine months ended September  30, 2024: EUR 8.2m).

	Nine Months Ended September 30,
EUR 000	2025	2024
Purchases of property and equipment	(294)	(677)
Additions in intangible assets	(9,540)	(8,183)
Loan receivables	(400)	—
Investment in associates	(500)	—
Cash flows used in investing activities	(10,734)	(8,860)

During the nine months ended September 30, 2025, cash flows used in financing activities mainly consisted of proceeds from revolving credit facility of EUR 2.7 (nine months ended September 30, 2024: promissory note of EUR 6.3m), repayment of promissory note of EUR 6.1m (nine months ended September 30, 2024: EUR nil), repayment of convertible debt of EUR nil (nine months ended September 30, 2024: 1.4m), repayment of lease liability of EUR 0.9m (nine months ended September 30, 2024: EUR 0.5m) and interest and financing charges of EUR 0.8m (nine months ended September 30, 2024: EUR 0.7m).

	Nine Months Ended September 30,
EUR 000	2025	2024
Proceeds from exercise of stock options	50	316
Repayment of convertible debt	—	(1,377)
Repayment of lease liability	(922)	(512)
Proceeds from loans payable	2,753	6,332
Repayment of loans payable	(6,139)	—
Interest and financing fees	(812)	(703)
Cash flows used in financing activities	(5,070)	4,056

Significant non-cash transactions from financing activities include settlement of convertible debt through issuance of common shares amounting to nil (nine months ended September 30, 2024: EUR 2,704).

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	16

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2025	2024	2025	2024
Salaries and subcontractors	(382)	(648)	(1,906)	(1,965)
Share based compensation	18	3	(1,033)	(583)
	(364)	(645)	(2,939)	(2,548)

Balances due to/from shareholders, key management personnel and members of the Board are set out as follows:

Interim unaudited condensed consolidated statements of financial position	As at	As at
	September 30,	December 31,
	2025	2024
Accrued liabilities	(319)	(1,321)
Net related party payable	(319)	(1,321)

Other transactions with shareholders, key management personnel, Board of Directors are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity	Nine Months Ended September 30,
	2025	2024
Exercise of DSUs, RSUs and FSO's
Contributed surplus	(87)	(195)
Share capital	124	465
Net movement in equity	37	270

Interim unaudited condensed consolidated statements of changes in cash flow	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Proceeds from exercise of options	—	—	37	270
	—	—	37	270

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	September 30,	November 13,
	2025	2025
Common Shares	25,449,478	25,449,478
Warrants	979,048	979,048
Fixed Stock Options	1,522,508	1,522,508
Restricted Share Units	280,000	280,000
Deferred Share Units	26,666	26,666
	28,257,700	28,257,700

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	17

8	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2024, which are available at www.sedarplus.ca.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Company’s accounting policies in any of the reporting periods discussed in this MD&A.

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11 ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

Bragg Gaming Group Inc. Management Discussion & Analysis September 30, 2025	18